February 4, 2020

Carsten Brunn, Ph.D.
President and Chief Executive Officer
Selecta Biosciences, Inc.
480 Arsenal Way
Watertown, MA 02472

       Re: Selecta Biosciences, Inc.
           Registration Statement on Form S-3
           Filed January 29, 2020
           File No. 333-236147

Dear Dr. Brunn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Peter N. Handrinos, Esq.